April 24, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian McAllister and Kimberly Calder

Re:	Yatra Online, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2025
Filed July 31, 2025
File No. 001-37968

Dear Mr. McAllister and Ms. Calder:

Yatra Online, Inc. (the “Company,” “we,” “us” or “our”) submits this letter in response to the comments (“Response Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (File No. 001-37968) filed with the Commission on July 31, 2025 (the “2025 20-F”), as set forth in the Staff’s follow-up letter dated April 13, 2026 addressed to Mr. Anuj Sethi (the “Comment Letter”), following the Staff’s initial letter dated March 23, 2026.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For the Staff’s convenience, the reproduced Staff comments from the Comment Letter have been italicized.

Item 5. Operating and Financial Review and Prospects

Certain Non-IFRS Measures

Reconciliation of Adjusted (Loss)/Profit, page 112

1.

We note your response to comment 3. Question 102.11 of the Corporation Finance Interpretations on Non-GAAP Financial Measures prohibits adjustments to arrive at a non-GAAP measure to be shown net of taxes. We also note the adjustment for the impact of taxes should only represent tax amounts that impact non-GAAP adjustments, not the entire income tax provision. Additionally, your reconciliation begins with profit/(loss) for the period “before taxes” (as per IFRS) rather than profit/(loss) for the period (as per IFRS), as labeled. Please revise your disclosure to comply with these considerations in your filings.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that beginning with the 2026 20-F, it will revise its disclosure in response to the Staff’s comment.

The following is an example of how the Company expects to comply with the above considerations beginning with the 2026 20-F. In the tables below, the Company has removed the adjustment for “impairment of loan to joint venture” because it is not applicable to the periods presented.

Reconciliation of Adjusted (Loss)/ Profit	Fiscal Year ended March 31,
(Amount in thousands)	2024	2025	2026
Profit/(Loss) for the period (as per IFRS)	(366,505)	23,501
Employee share-based compensation costs	229,260	124,787
Listing and related expenses	54,238	-
Tax impact of non-IFRS adjustments*	-	-
Adjusted Loss for the Period	(83,007)	148,288

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2024	2025	2026
Basic loss per share (as per IFRS)	(5.60)	(1.73)
Employee share-based compensation costs	2.48	1.39
Listing and related expenses	0.56	-
Tax impact of non-IFRS adjustments*	-	-
Adjusted Basic loss Per Share	(2.56)	(0.34)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2024	2025	2026
Diluted loss per share (as per IFRS)	(5.60)	(1.73)
Employee share-based compensation costs	2.48	1.39
Listing and related expenses	0.56	-
Tax impact of non-IFRS adjustments*	-	-
Adjusted Diluted loss Per Share	(2.56)	(0.34)

* Non-IFRS adjustments, such as employee share-based compensation and listing expenses, are tax-effected using the statutory rates of the jurisdictions in which they arise. The employee share-based compensation and listing expenses adjustments are attributable to a Company subsidiary that currently has a nil tax liability. Accordingly, no income tax adjustment is required for these items.

* * * * *

If you should have any questions or comments with respect to the foregoing, please contact the undersigned at (+91 124) 4591700.

Sincerely,

/s/ Anuj Sethi
Anuj Sethi

cc:	Siddhartha Gupta, Chief Executive Officer, Yatra Online Inc.
Anuj Sethi, Principal Financial Officer and Principal Accounting Officer, Yatra Online Inc.
Jocelyn M. Arel, Goodwin Procter LLP